SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

JANUARY 20, 2009

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

48 Ben Zion Galis Street
Petach Tikva, Israel 49277
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Attached hereto and incorporated herein are the following items to be mailed to the Registrant’s shareholders on or about January 20, 2009:

1.	Registrant’s Notice of 2008 Annual & Extraordinary General Meeting and Proxy Statement, dated January 7, 2009, in connection with a General Meeting of shareholders of the Registrant to be held on February 5, 2009, attached as Exhibit 99.1 hereto;

2.	Supplement, dated January 20, 2009, to the Registrant’s Proxy Statement for the 2008 Annual & Extraordinary General Meeting, attached as Exhibit 99.2 hereto; and

3.	Proxy Card in connection with the said 2008 Annual & Extraordinary General Meeting of shareholders of the Registrant, attached as Exhibit 99.3 hereto.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Executive Officer

Dated: January 20, 2008